

June 20, 2012

<u>Via E-mail</u>
Steven C. Eror
Chief Executive Officer
Fresh Medical Laboratories, Inc.
757 East South Temple, Suite 150
Salt Lake City, Utah 84102

> **Re: Fresh Medical Laboratories, Inc.**
> **Registration Statement on Form 10**
> **Filed February 10, 2012**
> **File No. 000-54600**

Dear Mr. Eror:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): David Rees, Esq.